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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of March 2008


                       Commission File Number:  000-11743


                             WACOAL HOLDINGS CORP.
                (Translation of Registrant's Name into English)


                     29, Nakajima-cho, Kisshoin, Minami-ku
                                  Kyoto, Japan
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F  [X]  Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ]  No [X]

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b):  82-    N/A

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                             WACOAL HOLDINGS CORP.
                                    Form 6-K

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Announcement Regarding Share Repurchase Results and Completion of
Acquisition                                                                   3

Signature                                                                     4

Exhibit 1 Announcement Regarding Share Repurchase Results and Completion of Acquisition



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 ANNOUNCEMENT REGARDING SHARE REPURCHASE RESULTS AND COMPLETION OF ACQUISITION

     On February 29, 2008, we announced the results of the repurchase of shares of our stock and the completion of the acquisition of the shares of our stock pursuant to the resolution of the meeting of our board of directors held on November 28, 2007. Attached as Exhibit 1 hereto is an English translation of the announcement.


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                                   SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        WACOAL HOLDINGS CORP.
                                        (Registrant)


                                        By: /s/ Ikuo Otani
                                            ------------------------------------
                                            Ikuo Otani
                                            General Manager, Corporate Planning

Date: March 3, 2008


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                                   EXHIBIT 1

                             (English Translation)

                                                               February 29, 2008

To whom it may concern:
                                 WACOAL HOLDINGS CORP.
                                 Yoshikata Tsukamoto, Representative Director
                                 (Code Number:  3591)
                                 (Tokyo Stock Exchange, First Section)
                                 (Osaka Securities Exchange, First Section)
                                 Ikuo Otani, General Manager, Corporate Planning (Telephone: 075-682-1010)

 Announcement Regarding Share Repurchase Results and Completion of Acquisition
 -----------------------------------------------------------------------------

       (Repurchase of shares in accordance with Articles of Incorporation as provided by Paragraph 1, Article 459 of the Corporate Law)

     Wacoal Holdings Corp. (the "Company") has repurchased shares of its stock in accordance with its articles of incorporation pursuant to the provisions of Paragraph 1, Article 459 of the Corporate Law as resolved at a meeting of its board of directors held on November 28, 2007. The result of such repurchase is detailed below.

     We also hereby announce that such repurchase completes the acquisition of the shares of the Company pursuant to the resolution of the meeting of its board of directors held on November 28, 2007.

                                      NOTE

     (1) Period of repurchase:             From February 1, 2008 until
                                           February 28, 2008

     (2) Class of shares repurchased:      Common stock

     (3) Number of shares repurchased:     2,333,000 shares

     (4) Purchase price:                   3,593,347,000 yen

     (5) Method of repurchase:             Placement of purchase orders on the
                                           Tokyo Stock Exchange

     Note: 1. Details of acquisition of shares as resolved at a meeting of board of directors held on November 28, 2007

              o Type of shares to be acquired:       Common stock of the Company

              o Total number of shares to be
                acquired:                            4,000,000 shares (maximum)


              o Aggregate acquisition price:         6,000,000,000 yen (maximum)

              o Acquisition period:                  From December 3, 2007 until
                                                     March 10, 2008

           2. Total number of shares acquired on and after the meeting of board of directors held on November 28, 2007 and its aggregate acquisition price

              o Total number of shares acquired:     3,926,000 shares

              o Aggregate acquisition price:         5,999,728,000 yen


                                                                         - End -


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